Mail Stop 6010	November 6, 2005

S. Lewis Meyer PhD
Chief Executive Officer
Lipid Sciences, Inc.
7068 Koll Center Parkway
Suite 401
Pleasanton, California 94566

RE: 	Lipid Sciences, Inc.
	Form S-3 filed October 27, 2005
      Registration No. 333-129280

Dear Dr. Meyer:

      This is to advise you that we are not conducting a full review of the Form S-3 filed by Lipid Sciences, Inc. (the "Company") on October 27, 2005. However, we will be monitoring for: (i) the filing the signature of your Chief Accounting Officer, (ii) disclosure of the natural persons with voting and dispositive power over the shares held by UBS O`Connor LLC in the selling securityholder table and
(iii) disclosure as to certain broker-dealers and affiliates of broker dealers in the selling securityholder table described below.

      We call to your attention the requirements of Item 507 (selling shareholders). We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services. In that event, such selling shareholders are deemed underwriters under the Securities Act of 1933. In that case, please revise your registration statement to state that they are underwriters in the section titled "Plan of Distribution" and in such other places that would be appropriate.

      Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, the
Selling Shareholder had no agreements or understanding to distribute securities.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any comments or questions may be directed to Zafar Hasan at
(202) 551-3653 or to me at (202) 551-3715.

      Sincerely,





								Jeffrey Riedler
								Assistant Director


CC:  	James Bucher
	Shearman & Sterling
	F:  1 650 838 3699
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